Exhibit 2

May 17, 2006

Board of Directors

Herley Industries, Inc.

101 North Pointe Boulevard

Lancaster, PA 17601-4133

Dear Directors:

We wish to bring to your attention certain actions by management of the Company that we believe should be of great concern to the Board of Directors and Company’s shareholders.  In spite of the very high level of interest that many well-financed strategic suitors have in acquiring Herley, we have direct knowledge that Herley management has repeatedly indicated to them that the Company will not consider a transaction, thereby stifling possible offers for the Company.  This is unfortunate for the owners of Herley because our analysis shows that Herley is worth at least $30 per share in a change-of-control transaction.  This valuation is based on Herley’s growth prospects, the strategic value Herley brings to the active consolidators in the industry, and data available on similar mergers and acquisitions.  We presented this analysis, and shared information from our discussions with the specific interested acquirers, in multiple meetings with Myron Levy, Chief Executive Officer, and John Kelly, President.  While Myron and John have publicly maintained that Herley’s Board is interested in alternatives to capture unrecognized shareholder value, they have apparently determined not to pursue any of our leads.  Instead, management has over time built a record of rejecting overtures that might lead to increased shareholder value.

We therefore urge the Board of Directors to seek advice on these matters independent of the interests of management, through the engagement of a qualified independent investment bank to consider and, if deemed advisable by the Board and such investment bank, organize a formal strategic alternatives process for the benefit of all Herley shareholders.  As we outline below, this course of action is necessary to reverse the effects of management’s prior rejections of qualified suitors.

Our fund owns 730,799 shares, or approximately 5.0% of Herley. We began investing in Herley in 2003 based on the Company’s strong industry position and high level of profitability.  Since that time the Company has underperformed, generating limited amounts of free cash flow, yet rewarded insiders with excessive compensation.  As the stock price slipped from more than $22 in early 2004 to less than $16 in 2005, it became apparent to us that Herley was losing favor with Wall Street.  Several times we discussed with Myron and John our view that Herley and its shareholders would be better off as part of a larger corporation with a broader defense electronics platform. The management team agreed that Herley’s competitive advantage could be further leveraged as part of a larger organization.  Management also lamented that it is exceedingly difficult for a small capitalization company to become appropriately recognized and fairly valued in the public market.  The 2004 acquisition program was, in part, designed to overcome these size impediments to competing effectively and attaining Wall Street recognition.  However, after much management effort and shareholder patience, Herley stock continues to trade near $20, the price at which it was trading in late 2000, nearly five years ago.

In the face of these disappointing and frustrating results, management indicated that Herley would be open to approaches from all qualified buyers that could deliver a premium offer.  We were initially encouraged by this stance.  We performed extensive research and utilized our industry contacts to initiate discussions with many of the companies that would be a good strategic fit with Herley.  We uncovered several parties that expressed a clear interest in acquiring Herley.  Among the most interested and

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logical suitors are L-3 Communications, Crane Company, DRS Technologies, EDO Corporation, Honeywell, Cobham, Teledyne Technologies, and Tyco Electronics.  However, it was disheartening to learn in these discussions that most companies could reference past rejections of their overtures to Herley and some even cited broken formal attempts at negotiating a transaction. Hence, none are particularly keen to act on their continued interest without some sign that the Board of Directors is sincerely interested in pursuing a value maximizing transaction.  We did uncover a few suitors that had no prior experience with strategic discussions with Herley.  We brought these buyers directly to management and they have now joined the list of rebuffed parties.  The good news is that, in spite of this extended history of management intransigence, there is a long list of serious acquirers with ample financial strength and sound strategic reason to buy Herley at a robust premium to the current trading value.

Herley is an excellent company with great prospects that derives no benefit from public ownership.  The current merger and acquisition environment is heated, particularly so in the defense electronics sector.  A well orchestrated, competitive process would be a signal that the Company is sincere about evaluating alternatives to maximize shareholder value and it would bring the many interested suitors back to the table.  The company’s discounted public market valuation cannot possibly measure up to the premium that would result from an active and efficient M&A process, where competing strategic interests and full control are at stake.  Absent such a process, we fear that Herley will continue to be disregarded in the stock market as a small, thinly traded company, fighting an uphill competitive battle, and shareholders will continue to experience a flat share price.

Respectfully,

Daniel. J. Donoghue	Michael R. Murphy
Managing Director	Managing Director

Distribution:	Mr. Lee N. Blatt, Chairman of the Board
Mr. Myron Levy, Vice Chairman and Chief Executive Officer
Admiral Edward K. Walker, Jr. (Ret.), Director
Dr. Edward A. Bogucz, Director
Adm. Robert M. Moore (Ret.), Director
Mr. John A. Thonet, Director and Secretary
Mr. Carlos C. Campbell, Director

cc:  Mr. John M. Kelly, President